Hogan Lovells US LLP 1601 Wewatta Street, Suite 900 Denver, CO 80202 T +1 303 899 7300 F +1 303 899 7333 www.hoganlovells.com

July 24, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Sergio Chinos, Staff Attorney
Erin Purnell, Staff Attorney
Melissa Raminpour, Accounting Branch Chief
Heather Clark, Staff Accountant

Re:	Laird Superfood, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted July 2, 2020
CIK No. 1650696

Ladies and Gentlemen:

On behalf of Laird Superfood, Inc. (“Laird Superfood” or the “Company”), we hereby submit this letter in response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 15, 2020, with respect to the above-referenced amended Draft Registration Statement on Form S-1 (the “Draft Registration Statement”).

In response to the Staff’s comment, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR draft submission No. 3 of the draft registration statement (the “Amended DRS”) with this response letter.

Set forth below in bold is the Staff’s comment, followed immediately by the Company’s response. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in the Amended DRS.

Form DRS/A submitted July 2, 2020

General

1.

We note your disclosure on page 44 that your exclusive forum provision does not apply to actions arising under the Exchange Act. Please ensure that the exclusive forum provision in your Amended and Restated Certificate of Incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to actions arising under the Exchange Act.

United States Securities and Exchange Commission

July 24, 2020

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the exclusive forum provision in its amended and restated certificate of incorporation, as effective on the closing of the offering, will state clearly that the exclusive forum provision does not apply to actions arising under the Exchange Act. The Company further advises the Staff that it will include a similar clarifying statement in its future filings with the Commission.

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Please do not hesitate to contact the undersigned at (303) 454-2449 if you have any questions or would like any additional information.

Sincerely,

/s/ David R. Crandall

David R. Crandall

cc:	Paul Hodge, Laird Superfood, Inc.
Valerie Ells, Laird Superfood, Inc.
Andrew J. McCormick, Laird Superfood, Inc.
Thomas S. Levato, Goodwin Procter LLP